Exhibit 23.1

[Letterhead of KPMG LLP]

Independent Auditors’ Consent

The Board of Directors and Shareholders

Antares Pharma, Inc.

We consent to the use of our report dated February 24, 2004, except as to note 16, which is as of March 9, 2004, with respect to the consolidated balance sheets of Antares Pharma, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference.

Our report on the 2002 consolidated financial statements refers to the Company’s adoption of the provision of Statement of Financial Accountant Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002.

/s/ KPMG LLP

Minneapolis, Minnesota

July 7, 2004